FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

May 20, 2005

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Mr. Hugh Fuller

Re:	Gateway, Inc.
Registration Statement on Form S-3
File No. 333-123579
Annual Report on Form 10-K for the year ended December 31, 2004
File No. 000-22784

Dear Mr. Fuller:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced registration statement on Form S-3 (the “Form S-3”) of Gateway, Inc. (the “Company”) in the letter dated April 26, 2005 (the “S-3 Comment Letter”) and the annual report on Form 10-K for the year ended December 31, 2004 of the Company (the “Form 10-K”) in the letter dated April 27, 2005 (the “10-K Comment Letter” and, together with the S-3 Comment Letter, the “Comment Letters”), each addressed to Roderick M. Sherwood, III, Senior Vice President and Chief Financial Officer of the Company.

On behalf of the Company, I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 to the Form S-3 (the “Amendment”) that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letters, the text of which is copied below in italics for your reference. Except as otherwise indicated, all page numbers referenced by the Company in this letter refer to the page numbers contained in the Amendment or the Form 10-K, as applicable.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company requests that the information in (i) the penultimate sentence of the first paragraph of the response to question 18 (“• Tell us how the change in your distribution model … ?”) on page 2005.05.20.16 hereof, (ii) the recorded sales rebate expense and sales returns for each of the years ended December 31, 2002, 2003 and 2004 in the fifth paragraph of the response to question 18 (“• Quantify for us the amount recorded … ?”) on page 2005.05.20.17 hereof, (iii) the

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estimates and actual results of rebate redemptions in the years ended December 31, 2004 and return allowances in the years ended December 31, 2002, 2003 and 2004 in the sixth paragraph to the response to question 18 (“• Provide an analysis of how … ?”) on page 2005.05.20.17 hereof and (iv) the second and last paragraph of the response to question 19 on page 2005.05.20.18 hereof, not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.

In addition, on behalf of the Company, the undersigned acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to the Form 10-K and (iii) the Company may not assert Staff comment as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

S-3 Comment Letter

Form S-3

Registration Statement Cover Page

1.	Please provide a good faith estimate of the number of shares of common stock issuable upon conversion of the Senior Convertible Notes. See Item 501(b)(2) of Regulation S-K.

The undersigned respectfully submits that 34,762,457 shares of common stock represents a good faith estimate of the number of shares of common stock issuable upon conversion of the Senior Convertible Notes. This number is reflected in the fee table on the cover page of the Form S-3 initially filed with the SEC and represents the maximum number of shares of common stock issuable upon conversion at the conversion price of $8.63 per share.

However, as described in the Form S-3 in the section entitled “Prospectus Summary—The Offering—Conversion” and “Description of Notes—Conversion of Notes,” the provisions of the indenture relating to the conversion of the Senior Convertible Notes are subject to adjustment as a result of, among other things, (i) issuances of common stock as a dividend on the Company’s common stock, (ii) issuances to stockholders of warrants to purchase additional common stock, (iii) stock splits and (iv) reverse stock splits. If any such event occurs, the resulting conversion adjustments will affect the number of shares of common stock issuable upon conversion of the Senior Convertible Notes. Furthermore, the Company has retained the right to elect to deliver upon conversion, in lieu of shares of common stock, cash or a combination of cash and common stock. Such

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an election would also affect the number of shares of common stock issuable upon conversion of the Senior Convertible Notes.

For the reasons outlined above, the undersigned respectfully submits that it has made a good faith estimate of the number of shares issuable upon conversion of the Senior Convertible Notes and that any attempt to refine its estimate to account for conversion adjustments or an election to settle all or part of its obligations in respect of the Senior Convertible Notes in cash would be arbitrary and inconsistent with the practice of the Company, other issuers and the SEC.

Selling Holders, pages 45-49

2.	For each non-reporting entity, identify the natural persons who exercise voting and/or dispositive powers over the securities. See interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

The requested revision has been made to the selling holders tables on pages 46-48.

3.	We note that you identify four selling holders as broker-dealers and you disclose that they are underwriters in the “Plan of Distribution.” With respect to your selling holder table, please identify each selling holder who is a broker-dealer affiliate. We note your disclosure in “Plan of Distribution” that each such selling holder acquired the securities to be resold in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.

The requested revision has been made to the selling holders tables on pages 46-48.

4.	Disclosure associated with your selling security holder table indicates that you intend to identify a certain percentage of unidentified selling holders (except for future transferees, pledgees, donees or successors of selling holders) by prospectus supplement or amendment to the registration statement, if required. Please revise this language to indicate that unnamed security holders at the time of effectiveness of the registration statement will be identified by post-effective amendment.

The requested revision has been made to the disclosure associated with the selling holders tables on pages 46-48.

Legality Opinion

5.	You indicate that your legality opinion covers an indeterminate number of common shares issuable upon conversion of the Senior Convertible Notes. Please revise to a good

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faith estimate of the number of these shares. Further, please supplementally confirm that your reference to the Delaware Corporate Law encompasses the Delaware Constitution and judicial opinions. See our CF Current Issues Outline for November 2000 at Section VIII.A.14.

With respect to the comment regarding the number of shares of common stock issuable upon conversion of the Senior Convertible Notes, please see the Company’s response to question (1) above which provides a good faith estimate of the number of shares of 34,762,457 at the conversion price of $8.63 per share. The legal opinion of Company counsel covers all of the shares issuable upon conversion of conversion of the Senior Convertible Notes. For the purpose of the opinion, the undersigned respectfully submits that it would be inappropriate to provide an estimate of such shares because it may give rise to an inaccurate belief that the opinion covers some number of shares other than that actually issued upon conversion.

Company’s counsel has confirmed that, for the purposes of its opinion, the phrase, “General Corporation Law of the State of Delaware” (the “DCGL”) means the DGCL, the applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws.

Incorporation by Reference

6.	Please incorporate by reference your recent Form 8-K concerning your agreement with Microsoft.

The requested revision has been made to the section of the Form S-3 entitled “Incorporation By Reference” on page 53.

10-K Comment Letter

As described in more detail in the responses to the comments below, the Company believes the nature and materiality of any proposed changes to the disclosures does not warrant amending the Form 10-K and requests that any changes be addressed in a prospective manner.

Management’s Discussion and Analysis

Results of Operations, Page 29

1.

Your current disclosure indicates that sales were impacted by the contribution of the eMachines acquisition, the closing of retail stores and the transition to a retail-distribution method. Tell us what consideration was given to quantifying the impact of each of the factors that contributed to the material changes in each income statement line item. Please provide the staff analysis of the amounts in the periods ended December 31,

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2004. In this regard see the Commission’s “Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Release No. 33-8350.

The Company considered each of the factors noted above and the impact of each on the financial statements and submits that the detailed disclosure in the section captioned, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Performance” on pages 34-36 is adequate.

With respect to the impact of the eMachines acquisition on Gateway’s third party retail distribution segment, the undersigned draws the Staff’s attention to the table on page 35 which reflects a 602.7% year-over-year sales revenue growth and a 409.4% increase to operating income for this segment.

With respect to the impact of the closure of the Company-owned retail stores, the undersigned draws the Staff’s attention to the section captioned, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Performance—Direct” which states, “The Gateway-owned stores previously contributed an average of approximately $300 million in net sales per quarter.” The transition to a retail-distribution model resulted in the Company selling both Gateway and eMachines branded product in third-party retail stores. Sales generated through third-party retail during 2004 were approximately $1.5 billion as disclosed in the table on page 35 and in Note 12 on page 69.

In addition, the Company provided the following disclosure in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Selling, General and Administrative Expenses,” “[t]he decline in SG&A reflects the closure of our retail stores and other facilities (approximately $55 million), rationalization of headcount costs (approximately $88 million), lower depreciation on IT and fixed assets (approximately $75 million) and reduced direct marketing and costs associated with the shift to third-party retail and other cost-savings programs (approximately $111 million).”

2.	You disclose on page 25 that you have realigned the organization to focus on “front-line” selling. Define “front-line” selling and further explain how this realignment impacted operations.

The Company defines “front-line” as the direct interactions between the Company’s sales staff and its customers through our direct sales force. As part of the Company’s restructuring and transformation efforts, it realigned the sales organization to better focus on direct selling to end users and third-party retail customers and reduced order management and other administrative support functions, which are non-direct sales activities. The Company will define this term with greater precision in future filings.

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3.	We note that your consumer services support and professional services support are included in the major product group revenues for Convergence/non-PC Products and Services for 2004. Of the $822,960,000 of Convergence/non-PC Products and Services revenue in 2004, tell us if any of the revenue relates to services for 2004. To the extent service revenue is material, tell us how you considered Rule 5-03.1 and 2 of Regulation S-X with regards to your income statement presentation.

Convergence/non-PC Products and Services include all products and services sold by the Company with the exception of PCs, servers and monitors sold with desktop PCs. Specific products and services included in the “Convergence/non-PC products and services” category are PC peripherals, software, accessories, extended warranty services, training, internet access, plasma and LCD TVs, digital music players, enterprise system and networking products and services. Of the approximately $823 million of Convergence/non-PC Products and Services revenue reported in 2004, approximately $313 million was derived from services. Rule 5-03 of Regulation S-X provides that revenues from services may be combined with net sales of tangible products if such revenues are not more than 10% of total net sales of approximately $3.6 billion in 2004. Since revenues from services were less than 10% of total net sales, the Company was not required to separately state revenues from services.

4.	You disclose on page 30 that margins were negatively impacted by the shift from Gateway-owned retail stores to third-party retail stores. It is unclear from your disclosure why this is the case. Tell us the nature and cost structure of these two distribution channels and why the third-party retail sales would have a negative impact on margins more so than Company-owned retail stores. Describe any arrangements and changes to those arrangements involving price-protection, concessions, returns or rebates associated with third-party retailers both prior to and after the transition. Tell us how you considered disclosing this information in your Form 10-K.

The shift in sales from our direct segment to third-party retail adversely affects gross profit due to lower retail gross margins, reflecting the fact that products sold to third-party retailers are at wholesale prices as compared to retail pricing obtained through sales to customers directly at the former Gateway stores. Generally, the Company has not and does not offer price protection, stock balance returns, rebates or any other concession to third-party retailers. The Company does provide rebates to end users on certain products. See Question 18 for further discussion.

Should the Company engage in price protection, concessions or rebates to the retailer, it will provide additional disclosure regarding these issues in future filings.

5.	Your disclosure on page 31 lists several factors that contributed to the decrease in margins (i.e., higher rebates, sales of reserved inventory, stores closings and litigation

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settlements). Tell us what consideration was given to quantifying these items. Tell us how you considered the following in your disclosures:

•	the amount of inventory reserves recorded for excess inventory and to the extent the inventory was subsequently sold the dollar amount of sales and related impact to margins;

•	the dollar amount of rebates recorded and the reasons the rebates were higher in 2004; and

•	the nature of the settlement for the patent infringement and specifically how this impacted margins. Also tell us why your classification of this settlement is appropriate.

The Company considered each of the factors that contributed to the decrease in margins and quantified and disclosed each that the Company felt would be material to an investor. For example:

•	During the first and second quarters of 2004, the Company took $53 million in charges to write-down inventory that immediately became excess upon closure of the Company-owned retail stores. A portion of this inventory was sold in the second and third quarters through liquidation sales at zero gross margin. As of December 31, 2004, the Company had liquidated or otherwise disposed of most of this excess inventory, incurring actual losses of approximately $49 million. The Company believes the remaining $4 million continues to be an accurate estimate of losses for inventory as-yet not disposed. The $53 million represents a 1.3 percent impact to gross profit and is included in the Company’s disclosure included in “ Management’s Discussion and Analysis of Financial Condition and Results of Operations – Gross Profit,” which discloses the impact of restructuring, transformation and integration expenses.

•	Total rebates for 2004 were $105 million as compared with $12 million in 2003. The primary reason for this increase is the fact that the Company previously offered rebates to its Direct customers on a more limited basis. With the acquisition of eMachines and the shift to a third-party retail model, the Company offered significantly more rebates in 2004. This increase in rebates results in lower average selling prices.

•

During the first quarter of 2004, the Company settled a patent dispute with Intergraph Hardware Technologies Company, which resulted in a $6 million charge in that period. The Company did not quantify the impact of this settlement in the Form 10-K given its lack of materiality relative to the impact of other factors on margins. The Company records patent and licensing fees it pays on the technology used in its products to cost of goods sold and accordingly, recorded this charge to cost of goods sold because the claim underlying the settlement

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pertained to a dispute regarding its products. The Company did, however, disclose the settlement and related amount in its Form 10-Q for the quarter ended March 31, 2004, because the Company determined that the impact on such quarter was material.

6.	Included in your disclosure on page 31 is a discussion of the impact items such as restructuring, transformation and integration charges would have had on SG&A had they been excluded. Tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

The Company considered the guidance provided by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003 and, as a result, included the following disclosure in its introduction to the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

“[The Form 10-K] contains certain non-GAAP financial information, including disclosure of the portion of the company’s SG&A [emphasis added] … relating to, or affected by, certain restructuring charges, transformation expenses and integration expenses. This non-GAAP financial information is provided as supplementary information and is not an alternative to GAAP. This non-GAAP financial information is used by management to analyze Gateway’s baseline performance before charges and expenses that are considered by management to be outside of Gateway’s core operating results, notwithstanding the fact that such restructuring charges and transformation expenses may be recurring. This non-GAAP information is among the primary indicators management uses as a basis for evaluating Gateway’s financial performance as well as for forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for reported results determined in accordance with GAAP.

The discussion and analysis that follows is designed to provide information that will assist readers in understanding our consolidated financial statements, changes in certain items in those statements from year to year and the primary factors that caused those changes and how certain accounting principles, policies and estimates affect our financial statements.”

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7.	You disclose throughout the document that you have consolidated your supply base and ceased manufacturing operations. Currently your disclosure in MD&A does not address how this transition impacted your cost structure or your results of operations, liquidity or is expected to impact future operations and liquidity. Tell us how you considered disclosing the impact of consolidation and outsourcing of manufacturing on your operations and liquidity and any material trends relating to cost savings that you anticipate resulting from this transition.

The undersigned draws the Staff’s attention to the disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 25 which states:

“Consolidation of our suppliers—We consolidated our supply base, ceased our Gateway-owned manufacturing operations and transitioned PC manufacturing to key original design manufacturers. These actions cut desktop PC material costs by an estimated 7% during the second half of 2004.”

The undersigned respectfully submits that this disclosure adequately addresses how this transition impacted the Company’s cost structure. In addition, the Company considered this transition’s current and future impact on its results of operations and liquidity and concluded that this impact is primarily related to the restructuring and transformation expenses associated with the transition. The Company has provided extensive disclosure regarding these charges and would draw the staff’s attention to Note 14 on page 71, as well as the section captioned “Managements Discussion and Analysis of Financial Results and Results of Operations—Restructuring Activities” beginning on page 32. The Company anticipates that the cost savings associated with this transition will be ongoing. If in the future there is any material change to these trends, the Company intends to provide disclosure regarding such change.

8.	Tell us what consideration you gave to disclosing the nature of the $100 million gain recognized related to the redemption of preferred stock in fiscal 2004. For material unusual or non-recurring items and their effect on earnings see the Commission’s “Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Release No. 33-8350. Also tell us the nature of the credits given to AOL, how they were accounted for and the impact the credits had on the gain recognized.

The undersigned draws the Staff’s attention to the disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 26 which states:

“Repurchase of Preferred Stock and Convertible Note Offering—During the fourth quarter of 2004, we repurchased from America Online, Inc. our outstanding Series A and C Preferred Stock with a par value of $400 million plus 2.7 million common shares, for $315.6 million in cash and credits. This repurchase produced a one-time [emphasis added] gain to our common shareholders of approximately $100 million.”

The Company believes that it is clear in this disclosure and similar disclosure in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and in the Company’s financial statements at Note 7, that since all of the Company’s Series A and Series C Preferred

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Stock had been repurchased it is implicit that the repurchase was unusual and of a non-recurring nature.

The credits included in the AOL settlement represented amounts owed to the Company under the strategic alliance agreement between the two companies for the third and fourth quarters of 2004. Under the strategic alliance agreement, the Company recognizes revenue and related receivables which are usually settled in cash. As disclosed in Note 1(m) on page 51, revenue from internet services provided by third parties is recognized as the services are provided based on subscriber counts as reported to the Company by the service providers. Under the settlement agreement related to the repurchase of the Company’s capital stock owned by AOL and included in the $315.6 million in total consideration was $35.6 million of credit toward those receivables. The $35.6 million was included in the calculation of the gain recognized.

The undersigned respectfully submits that this disclosure adequately describes the unusual and non-recurring nature of the transaction.

Liquidity, Page 36

9.	We note that your days of sales in accounts receivable increased from 22 to 30 from December 31, 2003 to December 31, 2004 and your days of inventory on hand increased from 14 to 19 for the same periods. Tell us why these ratios have increased year over year and how the longer period to convert accounts receivables to cash or move inventory has impacted your liquidity. Tell us what impact these measures had on meeting your long-term and short-term obligations (i.e., service debt and trade payables). Tell us how your DSO compares to your standard payment terms.

Prior to the acquisition of eMachines with its third party retail model and the closure of Company-owned retail stores, a significant portion of customers, particularly the Direct Sales segment customers, including Company-owned retail store customers, paid by cash, check, credit card or through the Company’s private label financing program. After the closure of such stores, there was a shift in the Company’s customer base towards third-party retailers, most of whom receive 30-day payment terms. In the fourth quarter of 2003, 35.7% of the Company’s revenue was generated through Company-owned retail stores. In the fourth quarter of 2004, 58.7% of the Company’s revenue was generated through sales to third-party retailers. In addition, the Company’s Direct business declined from 21.7% of total revenues in the fourth quarter of 2003 to 15.6% in the fourth quarter of 2004.

As a result, there was an overall shift in the business away from relatively quick paying direct-sales customer activity toward third-party retail customers with 30-day payment terms. This change in customer mix accounted for the increase in DSO from 22 days in the fourth quarter of 2003 to 30 days in the fourth quarter of 2004.

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The shift toward third party retailers also contributed to the growth in days inventory on hand from 14 days at the end of the fourth quarter of 2003 to 19 days at the end of the fourth quarter of 2004 because the third party retail business model requires the Company to carry higher levels of inventory than in its Direct and Professional segments due to terms with our Original Design Manufacturers (“ODM’s”) supporting the retail business under which we take title to the inventory upon shipment from the ODM. This includes the period of time it takes container ships to travel from Asia to the United States. This approach to the ODM terms partly reflects the Company’s belief that it can obtain better ODM pricing with such an inventory practice versus a scenario in which it did not take title to the inventory until delivery to a distribution center and, as a result, would have to incur increased ODM costs due to their pass through of inventory carrying and transportation expenses.

While the shift in revenue mix has decreased liquidity, as of December 31, 2004, the Company had $644 million in cash and marketable securities which is sufficient to service outstanding interest and trade payable obligations.

Financial Statements

Note 1. Nature of operations and summary of significant accounting policies

(c) Cash and cash equivalents and Marketable Securities, page 48

10.	Please tell us if you hold auction rate securities and if so please explain your classification and accounting for these securities in each of the periods ended December 31, 2004.

The Company did not hold any auction rate securities as of and for the years ended December 31, 2004, 2003 or 2002.

(f) Property, Plant and Equipment, Page 49

11.	We note that you changed the estimated useful lives of certain store assets. Tell us how you considered the disclosure requirements of paragraph 33 of APBO No. 20.

Paragraph 33 of Accounting Principles Board (“APB”) Opinion No. 20, Accounting Changes, states “the effect on income before extraordinary items, net income and related per share amounts of the current period should be disclosed for a change in estimate that affects several future periods, such as a change in service lives of depreciable assets…” The undersigned would draw the Staff’s attention to the disclosure on page 49, which states that “revisions to estimated useful lives resulted in additional depreciation expense of $30.6 million and $21.7 million for 2004 and 2003.” Since the Company currently has an effective tax rate of zero, the expense amount disclosed is equal to the impact on net income. Although the Company did not provide the related per share impact, which

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would have been $0.08 and $0.07, respectively, an investor could easily calculate the per share impact and the undersigned respectfully submits that the existing disclosure is sufficient to provide an investor with the information required by APB 20. The Company will provide such per share information in future filings.

(i) Deferred Stock Based Compensation, Page 51

12.	Please tell us how you determined the value of the 5.3 million shares of restricted stock valued at approximately $27 million issued to certain executives in connection with your acquisition of eMachines.

The Company valued the 5.3 million shares of restricted stock on the date of grant in accordance with the ‘intrinsic value’ method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, i.e., 5.3 million shares multiplied by $5.19, the closing share price on the March 11, 2004 grant date. The Company did not include a discount in the calculation because once such shares vest, the executives may sell such shares pursuant to an effective resale registration statement.

(m) Revenue Recognition, Page 51

13.	You disclose that beginning in 2004 majority of your support services are outsourced to third-parties. Your revenue recognition policy only addresses installation services and extended warranty services provided by third-parties. Tell us for each service and support offering provided by third-parties how you are accounting for each revenue and expense activity and reference the related accounting guidance. Also tell us how you considered EITF 99-19 or other applicable guidance with regards to your income statement presentation of the revenues and expenses associated with these arrangements.

The disclosure specific to support services generally applies to our customer service and technical support operations – both of which are recorded as expenses. The outsourced activities associated with revenue recognition include only extended warranty services and installation and are included in the revenue recognition policy described in Note 1(m) on page 51. Under the extended warranty program and in those instances in which the Company meets the ‘agent’ criteria of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent,” (including cases where the Company is not the primary obligor), the Company records revenue on a net basis (the portion owed to the Company for its efforts in the sale). Conversely, in those instances where the Company does not meet the ‘agent’ criteria of EITF 99-19 (generally in states where the law requires Gateway to be the legal obligor), revenue is deferred and recognized over the service period in accordance with FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Warranty Contracts. Revenue from installation services is recognized as services are performed on a gross basis in accordance with EITF 99-19.

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14.	You disclose on page 7 that 26% of your direct sales were financed by third-parties. Tell us:

•	The nature and terms of these arrangements specifically defining “non-recourse” as you have disclosed on page 7;

•	We note on page 59 that Gateway has an arrangement whereby it shares in the loss experience of a third-party financing partner on certain purchases of Gateway products and services. You disclose that financing originations under this arrangement ended in the second quarter of 2001 with a maximum exposure under this loss sharing arrangement to be approximately $1.9 million at December 31, 2004. Explain why in recording the maximum exposure you also disclose on page 59 that estimated losses could prove to be greater than estimated even though you have recorded the maximum exposure;

•	How you recognize revenue related to these transactions and cite the authoritative guidance that supports your accounting.

The Company’s Direct segment customers typically pay either by credit card or through a private label financing provided by one of several consumer lending partners. In 2004, 26% of direct sales were financed through the Company’s consumer lending partners. The Company’s agreement with each consumer financing lending partner provides for such partner to offer private label financing to the Company’s potential customers. Each lending partner is responsible for determining the credit worthiness of each customer to whom they lend, as well as for billing and collection of payments. The Company refers potential customers to the lending partner and it is the responsibility of the lender to decide whether it shall grant credit to the customer. The agreement is considered non-recourse as the Company is not liable or responsible for non-payment by any customer. Furthermore, the Company does not provide any guarantees with respect to performance of these arrangements.

Some of the consumer lending partners pay the Company a fee when a customer elects to purchase products through private label financing provided by such partner. Occasionally, the Company pays lending partners a fee for a special promotion that offers a customer extended payment terms or reduced interest payments.

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With respect to fraudulent transactions, the Company may be required to refund the invoice amount to the lending partner in limited circumstances. With respect to one lending partner, the Company is responsible for all fraud whether or not it complies with the established guidelines. Because fraud losses in 2004 were insignificant (approximately .08% of total net revenue), and in accordance with Staff Accounting Bulletin 104, “Revenue Recognition,” revenue is recorded at the time product is delivered to the customer as the Company considers the sales price fixed and determinable with collectibility reasonably assured.

The arrangement discussed on page 59 relates to an agreement with one third-party financing partner that financed the sale of products and services for certain of the Company’s Direct customers. Under the agreement, once the bad debt losses associated with such agreement reached a certain level, the Company shared equally in such losses with the third-party financing partner. Financing originations ended under this program in the second quarter of 2001. In Note 5, the Company states “the estimated losses are provided for in Gateway’s financial statements” without stating the amount of such provision. As of December 31, 2004, the total balance remaining in the portfolio held by the third-party was approximately $3.8 million. Assuming 100% of the balance was deemed uncollectible, the Company’s maximum exposure would be 50% of the balance or approximately $1.9 million. The Company has reserved approximately $250,000 of this amount in its financial statements based on an analysis of loss experience to date. Such amount was not specifically disclosed in Note 5 given its overall immateriality to the financial statements as a whole. The Company provided the information on the maximum exposure in order to provide the reader with such information and did not intend to imply that the entire exposure had been provided for. The Company will clarify such disclosure in future filings, if applicable.

15.	With regards to the third party financing arrangements, further tell us how you consider these fees fixed and determinable. Tell us what point in time you recognize revenue and why that recognition of revenue is appropriate. Your response should address the following:

•	Whether or not the arrangements require you to indemnify the financing party;

•	Whether or not you are obligated to take action (i.e., terminate agreement) that would result in more than insignificant direct incremental costs in the event the customer defaults on financing;

•	Whether you are required to guarantee indebtedness and certify or attest to the financing party that the customer meets certain criteria; or

•	Provide concessions to financing parties or to customers to induce payment.

With respect to the third party financing arrangements, the Company considers any fees received pursuant to these arrangements as fixed and determinable when cash is received or as reported to the Company by the lender.

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The Company:

•	is not required to indemnify any of its third-party financing partners as noted in the responses to Question 14;

•	is not obligated to take any action in the event that the customer defaults on financing;

•	does not guarantee any indebtedness or attest to the financing party that the customer meets certain criteria; and

•	does not provide concessions to its consumer financing partners or to its customers to induce payment to the lender.

16.	We note that with the purchase of eMachines, you will be expanding sales to international markets. Your disclosure on page 18 indicates that the risks of doing business in these markets are longer payment cycles and collectibility problems with accounts receivable.

Tell us your payment terms for your international customers and how they differ from your domestic customers. To the extent payment terms for international customers differ from your standard payment terms, tell us how you considered these fees fixed and determinable and how these terms impacted revenue recognition.

The payment and selling terms with international customers are comparable to those with U.S. retailers. As disclosed on page 18 of the Form 10-K, the Company intends to expand its sales to international markets and in management’s experience with international customers and local business practices, international retailers have a tendency to pay somewhat slower, i.e., beyond terms, and require more frequent contact to ensure payment within a timely period. However, as of December 31, 2004, and through April of 2005, the Company has not identified nor does it anticipate any collection issues. The Company reviews all sales contract arrangements and ensures the appropriate GAAP revenue recognition policies are applied as disclosed in Note 1(m) to the financial statements on page 51.

17.	Notwithstanding the above, tell us why your accounts receivable balance increased over 60% in 2004 and whether or not you have experienced any collectibility problems to date. Tell us whether there or any material collectibility or billing problems with any major customers or classes of customers. Tell us of significant changes in credit terms, collection efforts, credit utilization and/or delinquency policies. Tell us how much of this balance relates to the acquisition of eMachines and international customers and how much of this balance has been collected to date.

As noted in the Form 10-K and discussed in greater detail in the responses to Questions 9 and 19, the acquisition of eMachines, the closure of the Company-owned retail stores and the shift to a third-party retail model, resulted in an increase in accounts receivable. The Company has not experienced any material collectibility or billing problems with any

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major customers or classes of customers. Other than the changes described in the responses to Questions 9, 14 and 19, there have not been any significant changes in credit terms, collection efforts, credit utilization and/or delinquency policies. Of the $342 million of net accounts receivable as of December 31, 2004, approximately $195 million was related to the traditional eMachines business with third-party retailers, of which approximately $54 million was with international retailers. As of April 30, 2005, all of the accounts receivable at December 31, 2004, have been settled.

18.	We note that you grant returns and provide rebates to customers. We also note you use historical data to estimate the future product returns and rebate redemptions for revenue recognition purposes. Please provide us with the following information:

•	Tell us how the change in your distribution model to transition sales to retail stores, such as CompUSA, Best Buy and Circuit City, has impacted your return policy, rebate policy or other pricing or financing concessions;

Generally, the Company’s return policy for its third party retail customers allows for returns of defective products only. The Company’s rebate policy allows an end-user, i.e., a third party retailer’s customer, to submit a rebate claim within 30 days of such end-user’s purchase. As noted in the response to Question 4, generally, the Company does not offer rebates directly to third-party retailers, sales incentives, price protection, minimum purchase guarantees or any other price or payment term concessions to its third party retail customers. [*** Sentence Redacted***]. While the volume of these transactions has increased with the acquisition of eMachines, the Company’s existing policies governing these transactions were not affected.

•	Tell us how in view of the eMachines acquisition you have complied with the requirement to make reliable estimates of future returns absent similar experience with value-based PC product. See paragraph 8.c of SFAS No. 48;

Paragraph 8.c of Statement of Financial Accounting Standards, No. 48, “Revenue Recognition When Right of Return Exists”, provides guidance on factors that may prevent a company from making reliable estimates of returns, including the absence of historical experience. Prior to our acquisition of eMachines, eMachines had sold its value-based PC products to retailers for several years and had the contractual, customer relationship and historical return rate experience sufficient to comply with the provisions of SFAS No. 48 subsequent to the acquisition. Actual return and rebate redemption rates after the acquisition of eMachines have not been materially different from the eMachines historical data. The Company does not offer rebates on Gateway branded products sold in third-party retail.

•	Describe the rebate programs or other concession arrangements you offer in direct sales and explain the related accounting;

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The Company offers mail-in rebates to its Direct Segment sales customers on a product-specific basis. These rebates are recorded as an offset to revenue in the period in which the sale occurs.

•	Explain how this transition to third party retail stores has impacted your ability to estimate returns and rebate redemptions when you don’t have historical information relevant to changed selling circumstances. Please explain how you comply with paragraph 8 of SFAS No. 48;

Please see the response to the second bullet point of Question 18 above.

•	Quantify for us the amount recorded against revenue for rebates and returns for each year presented; and

The Company recorded the following amounts against revenue for rebates and returns in each of the years presented in the Form 10-K: (i) in the year ended December 31, 2004, the Company recorded sales rebate expense of approximately $[***Redacted***] and sales returns of approximately $[***Redacted***], (ii) in the year ended December 31, 2003, the Company recorded sales rebate expense of approximately $[***Redacted***] and sales returns of approximately $[***Redacted***] and (iii) in the year ended December 31, 2002, the Company recorded sales rebate expense of approximately $[***Redacted***] and sales returns of approximately $[***Redacted***].

•	Provide an analysis of how your estimated returns and rebates have compared to actual returns and rebate redemptions. Please explain any significant differences.

The Company began utilizing mail-in rebates during 2001. The Company accumulates rebate redemptions by specific program and utilizes that historical information upon which to base an estimate of rebates redeemed. The Direct Sales segment estimates rebate redemptions at [***Redacted***]% and records an offset to revenue in the period in which the unit is delivered to the customer. Actual rebates redeemed for programs closed in 2004 averaged approximately [***Redacted***]%.

The Company record a return allowance for estimated future product returns related to current period sales. During 2002, 2003 and 2004, the Company estimated returns at [***Redacted***]%, [***Redacted***]% and [***Redacted***]%, respectively. Actual returns for those periods were [***Redacted***]%, [***Redacted***]% and [***Redacted***]%.

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19.	We note in 2004 that one retailer, Best Buy, accounted for a significant amount of accounts receivables and revenue at December 31, 2004. Tell us the nature of your agreements with retailers, including the payment terms, rebates, sales incentives and price protections granted, minimum purchase guarantees, or other price or payment term concessions. Further tell us the nature of any cooperative advertising or marketing arrangements that you have entered into with these retailers. Tell us how you are accounting for these arrangements and cite the authoritative guidance that supports your accounting.

The Company generally provides 30 day payment terms to its third-party retail customers and as noted in the response to Question 4, the Company generally does not offer rebates directly to retailers, sales incentives, price protection, minimum purchase guarantees or any other price or payment term concessions to its third party retail customers.

[***Paragraph Redacted***]

20.	For your sales of extended warranty plans please explain to us how you account for refund provisions, cancellation or termination clauses. Tell us how your accounting complies with SAB Topic 13.A.4. Please tell us the amount of revenues associated with the plans for each of the periods ended December 31, 2004.

Customers in the Professional segment are granted a 30-day right of return on extended service plans and the Company’s Direct customers are given a 15-day right of return (although most states require the Company to allow such consumer customers to cancel the policy at any time during its term and to refund to such customers the pro-rata unused portion of the service plan less actual costs expended). In accordance with FTB 90-1, the Company recognizes revenue on extended service plans where it is the principal (EITF 99-19) ratably over the life of the service plan. As a result, the Company is never in a position of recognizing revenue more rapidly or in excess of amounts that could possibly become refundable under state law(s). General return provisions are accounted for in accordance with Statement of Financial Accounting Standards, No. 48, “Revenue Recognition When Right of Return Exists.” See Question 18.

The Company recognized revenue on extended service plans of approximately $132 million, $94 million and $62 million for each of the years ended December 31, 2004, 2003 and 2002, respectively. The undersigned would draw the Staff’s attention to the disclosure in Note 1(m) on page 51.

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Note 2. Selected Balance Sheet Information., page 55

21.	Tell us why you have included restricted cash in the amount of $55 million in cash and cash equivalents. Restricted cash should be separately disclosed from cash and cash equivalents on the face of the balance sheet and should not be included in the cash total in the Statement of Cash Flows. See ARB-43, Chapter 3A, paragraph 6.

The Company acknowledges the guidance in (i) Accounting Research Bulletin (“ARB”) No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 3, Working Capital, paragraph 6 which states that the “concept of the nature of current assets contemplates the exclusion from that classification of such resources as: (a) cash and claims to cash which are restricted as to withdrawal or use for other than current operations…” and (ii) Rule 5.02.1 of Regulation S-X.

As a point of clarification, the undersigned observes that the $55 million amount is comprised of (i) $37 million as restricted deposits in support of letters of credit, (ii) $17 million related to extended warranty obligations on product purchases and (iii) $2 million required to be maintained by the State of Oklahoma for extended warranties.

The Company evaluates the materiality of this balance each quarter to determine whether restricted cash should be separately stated on the Company’s balance sheet and excluded from totals on its statement of cash flows. In making this assessment, the Company considers the “Form of Disclosure” guidance provided in Accounting Series Release (ASR) No. 148, Disclosure of Compensating Balances and Short-Term Borrowing Arrangements, which recommends careful assessment of the facts and circumstances underlying the restricted cash and references a materiality threshold as follows: “reportable compensating balances which in the aggregate amount to more than 15 percent of liquid assets (current cash balances, restricted and unrestricted, plus marketable securities) would be considered material.”

The Company respectfully submits that given the Company’s restricted cash represented 8.6% of liquid assets as of December 31, 2004, it is not necessary to breakout restricted cash on the Company’s balance sheet or exclude restricted cash from totals in its statement of cash flows. In addition, the undersigned would draw the Staff’s attention to the disclosure regarding restricted cash in (i) Note 2, Selected Balance Sheet Information on page 55, (ii) Note 5, Commitments, Contingencies and Concentrations on page 59 and (iii) the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 36 and submits that such disclosure is adequate in light of the guidance referenced above.

For the avoidance of any doubt, the Company will segregate restricted cash in future filings, including the Form 10-Q for the quarter ended March 31, 2005.

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22.	Please explain to the staff why retail inventory went from $50 million at 12/31/2003 to $0 at 12/31/2004.

Retail inventory, which the Company defined as inventory in its Company-owned stores, went from $50 million at December 31, 2003 to $0 at December 31, 2004 as a result of the Company’s closure of such stores in April of 2004.

23.	In view of the material amount of capitalized internal use software tell us what consideration you gave to disclosure of the related accounting policy. See paragraph 12 of APBO No. 22.

The Company acknowledges the requirements of paragraph 12 of APB Opinion No. 22, Disclosure of Accounting Policies, that the Company identify and describe the accounting principles it follows and the methods of applying those principles that materially affect financial position, cash flows and results of operations of the Company. The Company considered the amount of capitalized internal use software while assessing the adequacy of Note 1, Accounting Policies, and the Company determined that since most of such software was fully depreciated as of December 31, 2004, the accounting policy related to capitalized internal use software did not materially affect the Company’s financial position, cash flows or results of operations for 2004 or 2003. Given that the Company’s Enterprise Resource Planning (ERP) and other system implementation projects started in the first quarter of 2005, a disclosure of the accounting policy on internal use software is included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005.

Note 5. Commitments, Contingencies and Concentrations, page 59

24.	With respect to your contingencies please tell us why you have not provided all the disclosures required by paragraphs 9-10 of SFAS No. 5. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material a decision to buy or sell the Company’s securities the Company must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please explain your existing disclosure in this regard.

The Company acknowledges the disclosure requirements of paragraphs 9 and 10 of Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, which provides for (a) disclosure of the nature of the Company’s legal accruals and, in some cases, the amount accrued where necessary for the financial statements not to be misleading and (b) in circumstances where no accrual has been made, disclosure of the nature of the contingency and an estimate of possible loss or range of loss or a statement that an estimate cannot be made.

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The undersigned respectfully submits that while the Company has not specifically disclosed the fact that an estimate cannot be made in certain circumstances, the Company’s disclosures under SFAS 5 are adequate. The Company will explicitly provide such explanation in future filings, as applicable, including in the Company’s Form 10-Q for the quarter ended March 31, 2005.

Note 10. Acquisition, page 67

25.	Tell us what consideration was given to disclosing the information required in paragraphs 44 and 45 of SFAS 142 with regards to your intangible assets and goodwill balances.

The Company acknowledges the disclosure requirements of paragraphs 44 and 45 of SFAS 142, Goodwill and Other Intangible Assets, and the undersigned respectfully submits that the Company has met such requirements.

Paragraph 44 of SFAS 142 provides that for intangible assets acquired either individually or with a group of assets, the following information shall be disclosed in the notes to the financial statements in the period of acquisition:

a.	For intangible assets subject to amortization:

(1)	The total amount assigned and the amount assigned to any major intangible asset class. The Company disclosed such total amount assigned to customer relationships ($48,450,000) in the table on page 67 and provided additional discussion in the text following such table on page 67.

(2)	The amount of any significant residual value, in total and by major intangible asset class. The Company’s intangible assets subject to amortization do not have residual value.

(3)	The weighted-average amortization period, in total and by major intangible asset class. The Company disclosed the weighted-average amortization period (10 years) in the text following the table on page 67.

b.	For intangible assets not subject to amortization, the total amount assigned and the amount assigned to any major intangible asset class. The Company disclosed such total amount, and the amount assigned to trademarks and tradenames ($49,600,000) in the table on page 67.

c.	The amount of research and development assets acquired and written off in the period and the line item in the income statement in which the amounts written off are aggregated. The assets so acquired by the Company did not include any research and development assets.

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Paragraph 45 of SFAS 142 provides that the following information shall be disclosed in the financial statements or the notes to the financial statements for each period for which a statement of financial position is presented:

a.	For intangible assets subject to amortization:

(1)	The gross carrying amount and accumulated amortization, in total and by major intangible asset class. The Company disclosed this information in Note 2 on page 56.

(2)	The aggregate amortization expense for the period. The Company disclosed this information in Note 1 (g) on page 50.

(3)	The estimated aggregate amortization expense for each of the five succeeding fiscal years. The Company disclosed this information in Note 1(g) on page 50 (i.e., “amortization expense related to these assets approximates $4.8 million annually”), as well as the text following the table on page 67.

b.	For intangible assets not subject to amortization, the total carrying amount and the carrying amount for each major intangible asset class. The Company disclosed this information in Note 2 on page 56.

c.	The changes in the carrying amount of goodwill during the period including:

(1)	The aggregate amount of goodwill acquired. The Company disclosed this information in the table on page 67.

(2)	The aggregate amount of impairment losses recognized. The Company did not recognize any impairment losses associated with this acquisition.

(3)	The amount of goodwill included in the gain or loss on disposal of all or a portion of a reporting unit. The Company did not recognize a gain or loss on disposal of all or a portion of a reporting unit.

Item 9A.	Controls and Procedures, pages 80-82

Evaluation of Disclosure Controls and Procedures, pages 80-81

26.	Your disclosure indicates that “[y]our CEO and CFO concluded that as of the Evaluation Date [y]our disclosure controls and procedures were adequate....” Your disclosure must indicate the conclusions of your principal executive and principal financial officers in terms of effectiveness of your disclosure controls and procedures as defined in Rule 13a-15(e) as of the end of the period covered by the report. Please advise or revise.

“Evaluation Date” is defined in the first paragraph of the section captioned, “Controls and Procedures—Evaluation of Disclosure Control and Procedures” as of the date that is the end of the period covered by this Annual Report. In the third paragraph of such section,

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the Company’s CEO and CFO, its principal executive and financial officers, concluded that, based on their evaluation, the effectiveness of the Company’s disclosure controls and procedures (as defined by Rule 13a-15) were adequate as of the Evaluation Date, i.e., as of the end of the period covered by the Form 10-K.

27.	We are unable to locate disclosure responsive to Item 308(c) of Regulation S-K. Please advise or revise.

The Company did not include disclosure regarding changes in its internal control over financial reporting because there was no change that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting that was the result of the evaluation required by Rule 13a-15.

For the avoidance of any doubt, the Company intends to add the following disclosure in future relevant periodic reports: “As a result of such evaluation, there were no significant changes in our internal controls over financial reporting identified in management’s evaluation during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

28.	In the paragraph captioned “Inherent Limitations on Effectiveness of Controls”, disclose what steps you have taken to ensure a “reasonable” level of assurance as to the effectiveness of your controls.

The paragraph captioned, “Inherent Limitations on Effectiveness of Controls,” was included simply to make clear that all internal control systems, no matter how well designed, have inherent limitations. In other words, even those systems determined to be effective can only provide reasonable, not absolute, assurance with respect to preparation and presentation of public disclosures and financial statements.

However, for the avoidance of any confusion, the Company intends to delete this paragraph in future relevant periodic reports, including in the Form 10-Q for the quarter ending March 31, 2005.

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Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact Bruce Dallas at (650) 752-2022 or Michael Nordtvedt at (650) 752-2043.

Yours very truly,

/s/ RODERICK M. SHERWOOD III
Roderick M. Sherwood III Senior Vice President and Chief Financial Officer

cc:	Bruce K. Dallas, Esq.

Davis Polk & Wardwell

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